SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            AMERICAN BANCORPORATION
   --------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204076408
                                 (CUSIP Number)

                                Edward M. George
                      President and Chief Executive Officer
                                 WesBanco, Inc.
                                  1 Bank Plaza
                               Wheeling, WV 26003
                                 (304) 234-9208
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                               FEBRUARY 22, 2001
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       NAME OF REPORTING PERSON                                 WESBANCO, INC.
                                                                  --------------

         S.S.N. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      55-0571723
                                                                  -----------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     / /
                                                                  (b)     / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                          WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                     West Virginia

NUMBER OF                           7.   SOLE VOTING POWER        622,805
SHARES                                                            -------
BENEFICIALLY                        8.   SHARED VOTING POWER
OWNED BY                                                          -------
EACH                                9.   SOLE DISPOSITIVE POWER   622,805
REPORTING                                                         -------
PERSON WITH                         10. SHARED DISPOSITIVE POWER
                                                                  -------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                   622,805
                                                                  -------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  -------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       16.6%
                                                                  -----

14.      TYPE OF REPORTING PERSON                                 CO
                                                                  --

         On February 22, 2001, WesBanco, Inc., a West Virginia corporation ("WesBanco"), AB Corporation, a West Virginia corporation and a wholly-owned subsidiary of WesBanco ("AB"), WesBanco Bank, Inc., a West Virginia banking corporation ("Bank") and American Bancorporation, an Ohio corporation (the "Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will be merged with and into AB (the "Merger") and the outstanding shares of common stock of the Issuer will be converted into shares of common stock of WesBanco. In connection with the execution of the Merger Agreement, the Issuer and WesBanco entered into a stock option agreement dated February 22, 2001 (the "Option Agreement") pursuant to which, among other things, WesBanco has the irrevocable right, exercisable upon the termination of the Merger under certain circumstances, to purchase from the Issuer up to 622,805 shares of the Issuer's common stock, no par value. The Merger Agreement is described more fully in the Agreement and Plan of Merger attached hereto and made a part hereof as Exhibit 1, and the Option Agreement is described more fully in the Stock Option Agreement attached hereto and made a part hereof as
Exhibit 2.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value, of the Issuer, an Ohio corporation. The principal place of business of the Issuer is 1025 Main Street, Wheeling, West Virginia, 26003.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by WesBanco, Inc., a West Virginia corporation. The principal executive offices of WesBanco are located at, Bank Plaza, Wheeling, West Virginia, 26003. WesBanco is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Annex 1, attached hereto and made a part hereof, sets forth the following information with respect to each director and executive officer of
WesBanco: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of WesBanco identified on Annex 1 are United States citizens.

         During the last five years, neither WesBanco, Inc. nor, to the knowledge of WesBanco, Inc., have any of the directors or executive officers of WesBanco, Inc. named in Annex 1 been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither of Wesbanco, Inc., nor to the knowledge of WesBanco, Inc., have any of the directors or executive officers of WesBanco, Inc. named in Annex 1 been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Option Agreement, attached hereto as Exhibit 2, the Issuer granted an option to purchase up to 622,805 shares of common stock (the "Option"), subject to certain circumstances as provided therein. The exercise price under the Option

Agreement is $18.00 per share and the aggregate amount of funds required to exercise the Option in full would be $11,210,490. If and when the Option is exercised, WesBanco's source of funds would be working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         WesBanco and the Issuer have entered into the Merger Agreement, attached hereto as Exhibit 1, which contemplates the Merger as described above. Pursuant to the Merger Agreement, each share of the Issuer outstanding on the effective date of the Merger would be converted into shares of common stock of WesBanco, par value $2.0833 at an exchange ratio of 1.1 shares of WesBanco common stock for each share of the Issuer's common stock. Consummation of the transactions contemplated by the Merger Agreement are subject to the satisfaction of certain conditions precedent.

         WesBanco entered into the Option Agreement in order to facilitate the consummation of the Merger. If the Merger is consummated, the separate corporate existence of the Issuer shall cease and all outstanding shares of the Issuer's common stock will be converted into shares of WesBanco common stock. As a result, shares of the Issuer's common stock will cease to be authorized, to be quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         Except as otherwise noted herein and pursuant to the Merger Agreement, WesBanco does not now have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j), of Item 4 of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The 622,805 shares of the Issuer's common stock subject to the Option represent approximately 16.6% of the 3,752,479 shares of common stock of the Issuer that would be issued and outstanding upon exercise of the Option in full. Unless and until the Option is exercised, WesBanco disclaims beneficial ownership of the shares of the Issuer's common stock subject to the Option. Accordingly, WesBanco has no voting rights with respect to the shares of common stock of the Issuer subject to the Option.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         WesBanco and the Issuer have entered into the Merger Agreement and the Option Agreement. The Merger Agreement is described in its entirety and is attached hereto, and made a part hereof, as Exhibit 1. The Option Agreement is described in its entirety and is attached hereto, and made a part hereof, as
Exhibit 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION

    1. Agreement and Plan of Merger, dated as of February 22, 2001, between WesBanco, Inc., American Bancorporation, AB Corporation and WesBanco Bank, Inc. (filed herewith).

    2.         Stock  Option  Agreement,   dated  February  22,  2001,   between
               WesBanco, Inc. and American Bancorporation (filed herewith).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      WESBANCO, INC.


                                      By: /s/ Edward M. George
                                          -----------------------------------
                                          Edward M. George
                                          President and Chief Executive Officer

Dated:  March 7, 2001


                                     ANNEX 1
                                 WESBANCO, INC.
                                BOARD OF DIRECTOR
                  PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES

Mr. James E. Altmeyer                             Mr. John W. Kepner
President                                         President
Altmeyer Funeral Homes                            Kepner Funeral Homes
1400 Eoff St                                      1308 Chapline Str
Wheeling, WV 26003                                Wheeling, WV  26003

Mr. James G. Bradley                              Mr. Frank R. Kerekes
President & CEO                                   Executive Vice President
Wheeling-Pittsburgh Steel Corp                    WesBanco Bank, Inc., North Central WV Region
1134 Market St                                    301 Adams Street
Wheeling, WV  26003                               Fairmont, WV  26554

Mr. Ray A. Byrd                                   Mr. William E. Mildren, Jr.
Attorney; Partner                                 Vice Chairman
Schrader, Byrd &Companion, PLLC                   WesBanco, Inc.
32-20th St - Ste 500                              415 Market Street
PO Box 6336                                       Parkersburg, WV  26101
Wheeling, WV  26003
                                                  Mrs. Joan C. Stamp
Mr. R. Peterson Chalfant                          Homemaker
Attorney                                          21 Bethany Pike
R. Peterson Chalfant                              Wheeling, WV  26003
Suite 3, Ohio Valley Towers
PO Box 39                                         Mr. Carter W. Strauss
Steubenville, OH  43952                           President
                                                  Strauss Industries, Inc.
Mr. John H. Cheffy                                PO Box 6543
Retired                                           Wheeling, WV  26003
825 Bond Ave
Barnesville, OH  43713                            Mr. James W. Swearingen
                                                  Retired
Mr. Christopher V. Criss                          401 - 45th Place
President & CEO                                   Vienna, WV  26105
Atlas Towing Company
PO Box 1632                                       Mr. Reed J. Tanner
Parkersburg, WV  26101                            Certified Public Accountant; Partner
                                                  Simpson & Osborne, AC
Dr. James D. Entress                              PO Box 1373
Retired                                           Morgantown, WV  26507-1373
127 Oakmont Hills
Wheeling, WV  26003                               Mr. Robert K. Tebay
                                                  Owner/Operator
Mr. Ernest S. Fragale                             Tebay Dairy
Retired                                           Route 3, Box 311
611 Kemberry Dr                                   Parkersburg, WV  26101
Bridgeport, WV 26330
                                                  Mr. William E. Witschey
Mr. James C. Gardill                              President
Attorney; Partner                                 Witschey's Market, Inc.
Phillips, Gardill, Kaiser & Altmeyer              155 North St
61 Fourteenth Street                              New Martinsville, WV  26155-1399
Wheeling, WV  26003


Mr. Edward M. George
President & CEO
WesBanco, Inc. and WesBanco Bank, Inc.
1 Bank Plaza
Wheeling, WV  26003

Mr. Roland L. Hobbs
Retired
39 Shawnee Hills
Wheeling, WV  26003

                                 WESBANCO, INC.
                               EXECUTIVE OFFICERS

Mr. James C. Gardill                              Mr. Paul M. Limbert
Chairman of the Board                             Executive Vice President & CFO
1 Bank Plaza                                      1 Bank Plaza
Wheeling, WV  26003                               Wheeling, WV  26003

Mr. William E. Mildren, Jr.                       Mr. Dennis P. Yaeger
Vice Chairman                                     Executive Vice President and COO
1 Bank Plaza                                      1 Bank Plaza
Wheeling, WV  26003                               Wheeling, WV  26003

Mr. Edward M. George                              Mr. Jerome B. Schmitt
President & Chief Executive Officer               Executive Vice President, Investments & Trust
1 Bank Plaza                                      1 Bank Plaza
Wheeling, WV  26003                               Wheeling, WV  26003
